UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

HSN, Inc.

(Name of the Issuer)

HSN, Inc.

Liberty Interactive Corporation

Liberty Horizon, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404303109

(CUSIP Number of Class of Securities)

Gregory J. Henchel	Richard N. Baer, Esq.
HSN, Inc.	Chief Legal Officer
1 HSN Drive	Liberty Interactive Corporation
St. Petersburg, Florida, 33729	Liberty Horizon, Inc.
(727) 872-1000	12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the
Persons Filing Statement)

With copies to:

George R. Bason, Jr.	Renee L. Wilm
Marc O. Williams	Jonathan Gordon
Davis Polk & Wardwell LLP	Beverly B. Reyes
450 Lexington Avenue	Baker Botts L.L.P.
New York, New York 10017	30 Rockefeller Plaza
(212) 450-4000	New York, New York 10112
(212) 408-2500

This statement is filed in connection with (check the appropriate box):

☒          a.              The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒          b.              The filing of a registration statement under the Securities Act of 1933.

☐            c.               A tender offer.

☐            d.              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) HSN, Inc., a Delaware Corporation and the issuer of the common stock that is the subject of the Rule 13e-3 transaction (“HSNi”); (b) Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”); and (c) Liberty Horizon, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Liberty Interactive (“Merger Sub”) (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

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Item 15.                          Additional Information (Regulation M-A, Item 1011)

(c)                                  Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 29, 2017, at a special meeting of HSNi’s stockholders, HSNi’s stockholders voted to (i) adopt the Agreement and Plan of Merger, dated as of July 5, 2017 (the “Merger Agreement”), by and among HSNi, Liberty Interactive and Merger Sub, and (ii) approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to HSNi’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement.

On December 29, 2017, HSNi filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into HSNi (the “Merger”), with HSNi continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, HSNi became a wholly owned subsidiary of Liberty Interactive.

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of HSNi (the “HSNi common stock”) (other than shares held by HSNi as treasury stock and shares held by Liberty Interactive or its wholly owned subsidiaries) was converted into 1.65 shares of Liberty Interactive’s Series A QVC Group common stock, par value $0.01 per share, with cash paid in lieu of fractional shares.  Each share of HSNi common stock held by HSNi as treasury stock was cancelled without the right to receive any payment with respect thereto.  Each share of HSNi common stock held by Liberty Interactive or its wholly owned subsidiaries was converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

As a result of the Merger, HSNi common stock has ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  HSNi has requested that NASDAQ file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the HSNi common stock from NASDAQ.  HSNi intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, as promptly as practicable.

Item 16.                          Exhibits (Regulation M-A, Item 1016)

The information in Exhibits (a)(1) and (a)(2) set forth in response to Item 1016 of Regulation M-A is hereby amended and restated in entirety as follows:

(a)(1)     Prospectus (incorporated by reference to Liberty Interactive’s filing with the SEC on Form 424B3 on November 29, 2017 pursuant to Rule 424(b)(3) of the Securities Act of 1933).

(a)(2)     Proxy Card (incorporated by reference to the definitive proxy statement of HSNi on Schedule 14A, filed with the SEC on November 28, 2017).

The information set forth in response to Item 1016 of Regulation M-A is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(33)  Excerpts from the Transcript of the November 16, 2017 Liberty Interactive Corporation Investor Day Presentation (incorporated by reference to Liberty Interactive’s filing with the SEC on November 28, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(34)  Special Meeting Date Notification (incorporated by reference to HSNi’s Current Report on Form 8-K filed with the SEC on December 19, 2017).

(a)(35) Special Meeting Date Notification (incorporated by reference to Liberty Interactive’s Current Report on Form 8-K filed with the SEC on December 19, 2017).

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 29, 2017

HSN, INC.

By:	/s/ Harold Herman
	Name:	Harold Herman
	Title:	Vice President, Senior Counsel and Assistant Secretary

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

LIBERTY HORIZON, INC.

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President and Assistant Secretary

[Signature Page to Transaction Statement on Schedule 13E-3]